Exhibit 99.1

NEWS RELEASE
July 18, 2014
Trading Symbols:
AMM :TSX, AAU : NYSE MKT
www.almadenminerals.com

THIS NEWS RELEASE IS NOT FOR DISTRIBUTION IN THE UNITED STATES OR
TO U.S. NEWS AGENCIES

ALMADEN MINERALS LTD. ANNOUNCES UPTO $6.0 MILLION
NON-BROKERED PRIVATE PLACEMENT

Almaden Minerals Ltd. (“Almaden” or the “Company”; AMM: TSX; AAU: NYSE MKT) announces that it is carrying out a non-brokered private placement of up to 4,000,000 units (“Units”) at $1.50 per Unit.  Each Unit consists of one common share of the Company and one-half of one non-transferable common share purchase warrant (each such whole share purchase warrant, a “Warrant”). Each Warrant will allow the holder to purchase one common share of the Company at a price of $2.00 per share for 12 months.  A finder’s fee is to be paid on a portion of the placement of 5% in cash and 3% in finder’s warrants to purchase common shares of the Company at a price of $1.50 per common share for 12 months.  The private placement, including payment of the finder’s fee, is subject to regulatory approval.

Almaden intends to use the proceeds of the private placement to advance its Ixtaca deposit towards the completion of advanced engineering studies, exploration and for general working capital.

About Almaden
Almaden is a well-financed mineral exploration company working in North America.  The Company has assembled mineral exploration projects, including the Ixtaca deposit through its grass roots exploration efforts.  Almaden’s business model is to provide shareholders with opportunities of capital gain by using its technical expertise to find, acquire and develop mineral properties. The Company intends to expand this business model, described by some as prospect generation, by more aggressively exploring and developing several of its projects including the Ixtaca deposit.

On Behalf of the Board of Directors

“Morgan Poliquin”

Morgan J. Poliquin, Ph.D., P.Eng.
President, CEO and Director
Almaden Minerals Ltd.

Neither the Toronto Stock Exchange (TSX) nor the NYSE MKT have reviewed or accepted responsibility for the adequacy or accuracy of the contents of this news release which has been prepared by management. Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements, including but not limited to, those with respect to the intended use of proceeds involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Almaden to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to international operations and joint ventures, the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, environmental risks and hazards, increased infrastructure and/or operating costs, labour and employment matters, and government regulation and permitting requirements as well as those factors discussed in the section entitled "Risk Factors" in Almaden's Annual Information form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although Almaden has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Almaden disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, other than as required pursuant to applicable securities laws. Accordingly, readers should not place undue reliance on forward-looking statements.

THIS NEWS RELEASE, PROVIDED PURSUANT TO APPLICABLE CANADIAN REQUIREMENTS, IS NOT FOR DISTRIBUTION TO U.S. NEWS SERVICES OR FOR DISSEMINATION IN THE UNITED STATES, AND DOES NOT CONSTITUTE AN OFFER OF THE SECURITIES DESCRIBED HEREIN.  THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS ABSENT REGISTRATION OR APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.